EXHIBIT 4.99
CESSION AGREEMENT
entered into between
DRDGOLD LTD
and
KHUMO GOLD SPV (PTY) L TD
and
KHUMO BATHONG HOLDINGS (PTY) LTD

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WHEREBY IT IS AGREED AS FOLLOWS:
1. DEFINITIONS AND INTERPRETATION
1.1. Definitions
In this Agreement, unless clearly inconsistent with or otherwise indicated by the context -
1.1.1. "Agreement" means the Agreement set out in this document and in the
Annexures hereto;
1.1.2. "Business Day" means any day other than a Saturday, a Sunday or a public holiday in the Republic of South Africa;
1.1.3. "Closing" means the completion of the cession;
1.1.4. "Khumo Gold SPV" means Khumo Gold SPV (Pty) Ltd, Registration Number
2005/029595/07;
1.1.5. "the Closing Date" means the later of fulfillment of the Suspensive Condition or the 18th of November 2005;
1.1.6. "DRDGOLD" means DRDGOLD Limited, Registration Number
1895/000926/06;
1.1.7. "KBH" means Khumo Bathong Holdings (Pty) Limited, Registration Number
1998/007546/07;
1.1.8. “the Loan" means the loan owed by KBH to DRDGOLD in terms of written
Loan Agreement dated 12 June 2002 as amended, in terms of which KBH, as at the 9 th
of
November 2005 shall be indebted to DRDGOLD in an amount of R7,944,000.00
1.1.9. "the Purchase Consideration" means the purchase consideration payable by
Khumo Gold SPV to DRDGOLD for the Loan as more fully set out in clause 4 of this
Agreement;
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1.1.10.
1.1.11.
1.1.12.
"Parties" means Khumo Gold SPV and DRDGOLD;
"R" or "Rand"" means the lawful currency of the Republic of South Africa;
"the Suspensive Condition" means those conditions to the cession of the Loan as more fully set out in clause 5 of this Agreement.

1.2.
Interpretation
The headings of the clauses in this Agreement are for the purpose of reference and convenience only and shall not be used in the interpretation of nor modify nor amplify the terms of this Agreement nor any clause hereof and, unless the context otherwise requires -

1.2.1.

1.2.2.

1.2.3.

1.2.4.

1.2.5.

1.2.6.

1.2.7.

words indicating the singular includes the plural and vice versa;

words indicating a gender include any gender;

an expression indicating a natural person includes any company, partnership, trust, joint venture, association, corporation and any other body corporate and the state;

a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

a reference to a document includes all amendments or supplements to, or replacements or novations of that document;

any reference in this Agreement to "date of signature hereof" shall be read as meaning a reference to the date of the last signature to this Agreement;

any reference to an enactment is to that enactment as at the date of signature hereof and as amended or re-enacted from time to time;
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1.2.8. if any provision in clause 1.1 is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in such clause, effect shall be given to it as if it were a substantive provision in the body of this Agreement;
1.2.9. when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding day which is a
Business Day;
1.2.10. where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail;
1.2.11. expressions defined in this Agreement shall bear the same meanings in any
Schedules or Annexures to this Agreement which do not themselves contain their own conflicting definitions;
1.2.12. the expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this;
1.2.13. the rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract shall not apply;
1.2.14.
the eiusdem generis rule shall not apply and whenever a term is followed by the word
"including" which is then followed by specific example, such examples shall not be construed so as to limit the meaning of that term; and
1.2.15. any reference in this Agreement to a party shall if such party is liquidated, sequestrated or placed under judicial management, be applicable also to and binding upon that party's liquidator, trustee or judicial manager, as the case may be.
2.
BACKGROUND AND RECORDAL
2.1 DRDGOLD has a claim again KBH for payment of the Loan;

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2.2 Khumo Gold SPV desires to acquire the Loan, and DRDGOLD has agreed to dispose of the Loan to Khumo Gold SPV , on the terms in this Agreement.
3.
CESSION OF LOAN
3.1 DRDGOLD hereby cedes to Khumo Gold SPV, upon fulfillment of the Suspensive
Condition and upon receipt of the Purchase Consideration, all claims it has against KBH arising from, and in respect of the Loan.
3.2 To the extent required, KBH consents to the cession of the Loan.
4.
PURCHASE CONSIDERATION
4.1. The purchase consideration for the Loan shall be an amount of R7,944,000.00
4.2. Khumo Gold SPV shall pay the Purchase Consideration to DRDGOLD by no later than the Closing Date by procuring the transfer from the proceeds of the issuance of the
Khumo Gold SPV Preference Shares an amount equal to the Purchase Consideration, to
DRDGOLD.
5.
SUSPENSIVE CONDITION
5.1. This Agreement shall be subject to the receipt of a written opinion from an independent expert acting for the independent directors of DRDGOLD, that the terms of this agreement are fair and reasonable to DRDGOLD shareholders.
6.
CLOSING AND IMPLEMENTATION
6.1. Khumo Gold SPV shall on the Closing Date provide DRDGOLD with written confirmation, accompanied by a record of transfer of funds, from Attorney Bowman Gilfillan that the Purchase Consideration has been paid to DRDGOLD.
6.2. Whilst closing shall occur upon Khumo Gold SPV providing DRDGOLD with the written record of transfer, as aforesaid, the cession of the Loan shall be deemed to have occurred upon actual payment of the Purchase Consideration.
7.
WARRANTIES AND REPRESENTATIONS BY DRDGOLD
7.1. DRDGOLD warrants to Khumo Gold SPV that the Loan shall at the Closing Date be unencumbered and freely transferable

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7.2. Khumo Gold SPV has entered into this Agreement relying on the strength of the warranties given to Khumo Gold SPV by DRDGOLD. All the warranties given in terms of this
Agreement shall be deemed to be material.

8.
RESOLUTION OF DISPUTES
The parties acknowledge and agree the High Court of South Africa shall have exclusive jurisdiction to determine any dispute arising from this agreement.
9. AGREEMENT, NO AMENDMENT
9.1. This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof.
9.2. No amendment or consensual cancellation of this Agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of or agreement not to enforce or to suspend or postpone the enforcement of any of the provisions or terms of this Agreement or of any agreement, bill of exchange or other document issued pursuant to or in terms of this Agreement shall be binding unless recorded in a written document signed by the Parties (or in the case of an extension of time, waiver or relaxation or suspension, signed by the party granting such extension, waiver or relaxation). Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating strictly to the matter in respect whereof it was made or given.
9.3. No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement, shall operate as an estoppel against any Party in respect of its rights under this Agreement, nor shall it operate so as to preclude such Party thereafter from exercising its rights strictly in accordance with this Agreement.
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9.4. To the extent permissible by law no Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein, whether it induced the contract and/ or whether it was negligent or not.
10. DOMICILIUM CITANDI ET EXECUTANDI
10.1.
The Parties choose as their domicilia citandi et executandi for all purposes under this
Agreement whether in respect of court process, notices or other documents or communications of whatsoever nature, the following addresses:
10.2. DRDGOLD
Physical: 4 Ebsco House, 299 Pendoring Ave, Blackheath
Postal: PO Box 3390, Maraisburg, 1700
Telefax: 011 482 4641
E-mail: themba.gwebu@za.drdgold.com
Attention: N Pretorius
10.3. Khumo Gold SPV :
Physical: The Birches, Riverwoods Office Park, Johnson Road, Bedfordview, 2008
Postal: PO Box 2031, Bedfordview, 2008
Telefax: (011) 457 6901
Email: toynette@khumo-bathong.co.za
Attention: Dr Paseka Ncholo
10.4. Any notice or communication required or permitted to be given in terms of this
Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax or e-mail.
10.5. Any Party may by notice to any other Party change the physical address chosen as its domicilium citandi et executandi vis-à-vis that party to another physical address where postal delivery occurs in Gauteng or its postal address or its telefax number or e-mail address, provided that the change shall become effective vis-à-vis that addressee on the 7th (seventh)
Business Day from the receipt of the notice by the addressee.
10.6. Any notice to a Party -

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10.6.1
10.6.2

10.6.3

10.6.4.

10.6.5.
sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to it at an address chosen as its domicilium citandi et executandi to which post is delivered shall be deemed to have been received on the fifth
Business Day after posting (unless the contrary is proved);
delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its domicilium citandi et executandi shall be deemed to have been received on the day of delivery; or
sent by telefax to its chosen telefax number shall be deemed to have been received on the date of despatch (unless the contrary is proved); or
sent bye-mail to its chosen e-mail address stipulated in this clause, shall be deemed to have been received on the date of despatch (unless the contrary is proved).
Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et execu tandi.

11. NO CESSION OR ASSIGNMENT
11.1. Khumo Gold SPV records that it may wish, without limiting its liability to render any performance owing under this agreement, to assign the rights it acquires in terms of this agreement to a wholly owned subsidiary of Khumo Gold SPV.
11.2. DRDGOLD agrees to such assignment, provided that Khumo Gold SPV shall remain jointly and severally liable to DRDGOLD of all the assignee's obligations in terms at or arising in terms of this agreement.
11.3. Save as expressly provided elsewhere neither DRDGOLD on the one hand nor.
Khumo Gold SPV on the other shall be entitled to cede their rights or assign their

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rights and obligations hereunder to any third party without the prior consent of the other of them.
12. COSTS
Each Party shall pay its own costs In negotiating, settling and implementing this Agreement.
SIGNED by the Parties and witnessed on the following dates and at the following places respectively:
DATE

18 November 2005

18 November 2005
PLACE
2. 1. 2.

WITNESS
SIGNATURE

/s/ JWC Sayers
JWC  Sayers
Chief Financial Officer
For: DRDGOLD

/s/ MP Ncholo
MP  Ncholo
Director
For: Khumo Gold SPV